UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2010

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 25, 2010 relating to the Press Release for the Company’s Interim Results for the six months ended February 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 25, 2010

For immediate release

City Telecom 1H FY2010 Results

– Record Broadband Subscription Growth

(Hong Kong, 25 May 2010) City Telecom (H.K.) Limited (“City Telecom”, SEHK: 1137, NASDAQ: CTEL), today announced interim results for the six months ended 28 February 2010. The Group’s financial performance in 1H FY2010 was well ahead of 1H FY2009, substantially driven by our strong operational growth in the Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs. The Board has resolved to declare an interim dividend of HK6.5 cents per ordinary share versus HK3.0 cents for same period last year.

Financial Highlights:

•	Solid subscription growth of 84,000 during six months to 1,027,000 as of 28 February 2010

•

The fastest growing residential broadband provider in Hong Kong with net additions in broadband of 73,000 to 464,000 as at 28 February 2010, compared with 75,000 additions for the entire twelve months to 31 August 2009

•	Turnover grew by 9.0% year-on-year to HK$786.0 million driven by higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business of 14.0% year-on-year to HK$675.8 million

•	Core EBITDA (note) increased by 11.4% year-on-year to HK$258.5 million

•	Net profit up 54.6% year-on-year to HK$116.4 million with basic earnings per share amounted to HK17.3 cents versus HK11.6 cents for same period last year

•	Strong balance sheet with net debt to annualized EBITDA of 0.1x

•	Declared an interim dividend of HK6.5 cents per ordinary share versus HK3.0 cents per ordinary share for same period last year

Note: Core EBITDA represents the EBITDA for any period plus or deduct any net (loss) or gain from extinguishment of 10-year senior notes.

“Four years into our 10-year journey, we are well on track towards reaching our Big Hairy Audacious Goal (BHAG) of becoming the largest IP provider in Hong Kong by 2016,” Chairman of the Group, Ricky Wong said.

Fixed Telecommunications Network Services (FTNS)

As for the growth of the FTNS business, Wong said, “There is no doubt that our core telecom business is entering into the harvest stage. We still target to have our extensive Fibre-to-the-Building Network covering 1.76 million home passes by August 2010. We shall continue to expand until we reach 2.0 million homes and will review our network roll-out investment at that point.”

As guided in our FY2009 annual report, our focus for FY2010 is on growing our overall subscription base, in particular of our broadband base. After 10-year persistent investment into our Fibre network, during 1H FY2010, we shattered the one-millionth subscription mark and successfully expanded our triple-play subscriptions with solid net additions of 84,000 for a six months’ period to 1,027,000 as at 28 February 2010, comprised of 464,000 broadband, 406,000 local telephony and 157,000 IP-TV.

On 1 November 2009, we launched our “AWESOME SPEED. FOR EVERYONE” campaign, halving the price of our symmetric 100Mbps service to HK$99 per month (US$13). Whilst two of our three competitors, copied our price cuts overnight, they were unable to match our bandwidth and/or our 100Mbps coverage. As such our campaign generated overwhelming response with record net growth of 73,000 to 464,000 during six months to 28 February 2010, compared with a net growth of 75,000 for the twelve months to 31 August 2009. For the past three years, we were the only operator to gain broadband market share, making us the fastest growing broadband service provider in Hong Kong.

An integral part of our campaign is our Member-Get-Member element. Since the launch of the program, approximately half of our additions have been existing customer referrals, which is critical to lower our acquisition costs. In general, the combination of lower ARPU and higher customer acquisition costs associated with record broadband subscription growth put pressure on our short term profitability. However, we are managing our customer acquisition cost with the introduction of lower cost channels such as Member-Get-Member referral and on-line registration platform, such that we expect to defend our absolute EBITDA for the full year, despite an anticipated more competitive 2H FY2010 environment. Our monthly churn rate remained consistently below 1.0%.

On local telephony, we achieved growth in an overall declining and highly competitive market, by taking market share. For the six months to 28 February 2010, via our service bundling strategy, we achieved moderate growth in subscriptions by 24,000 to 406,000.

On IP-TV, our focus is to improve our revenue yield per customer. To achieve this objective, we continued to enhance the value of our channel portfolio, with the selective addition of world class channels from Disney Channel, Discovery Channel, Hallmark, SCI FI and TRACE music channel. Our IP-TV subscribers fell by 13,000 to 157,000 as we proactively collected back set-top-boxes from low yielding customers for the refurbishment and deployment to higher yielding customers. We see IP-TV as an add-on to our core broadband offering rather than as a standalone product.

International Telecom Services (IDD)

IDD traffic volume recorded a fall of approximately 6.1% in 1H FY2010 to 230 million minutes, when compared with the 245 million minutes as recorded in 1H FY2009. Revenue from IDD service contributed to 14.0% of the Group turnover. On IDD, our focus is still “cash flow and profitability first, volume comes next”.

Prospects

While growing our subscription base remains our key focus for FY2010, we are also setting the pillars for longer term top-line and bottom-line growth. On 14 April 2010, we launched our symmetric 1000Mbps (1Gbps) broadband service at HK$199 per month (US$26). This is an effective ARPU and profitability increase as it runs on the same GPON (Gigabit Passive Optical Network) equipment as our entry level 100Mbps.

In search for complimentary business growth, on 31 December 2009 we made an application for a domestic free television programme service licence in Hong Kong. By leveraging our existing HK$3 billion investment in fibre infrastructure, we estimate that for an incremental investment of HK$210 million, we can also offer free television services. We view free television to be an exciting opportunity with market revenue size of approximately HK$3.7 billion per year. Whilst there is no formal schedule of resolution for our licence application, we expect to get some clarity in the second half of 2010.

“During our roadshow of issuing the new American Depository Shares (ADS) in April 2010, many investors asked me why the other operators did not copy our model. I had no definite answer to this, but, our CFO, Mr. NiQ Lai provided one from a professional executive’s point of view. HKBN started the investment ten years ago, and we did not get a glorious result until two years ago. Most CEOs or management team in other companies would probably have been sacked in the middle of such a project before reaching the harvest stage. If you had HK$3 billion, instead of building our Fibre Network, you could have turned around a number of mid-sized profitable real estate projects in the past ten years. Why invested in the broadband business when there were so many other attractive businesses to make money in Hong Kong? In our case, our decade of focus and persistence is only just being rewarded today. However, now that we have an established “edge”, we believe will be here for the next generation,” Wong concluded.

REAFFIRM GUIDANCE FOR FULL YEAR TO 31 AUGUST 2010

Consistent with our updated FY2010 Guidance issued on 15 April 2010, our outlook for the twelve months ending 31 August 2010 is as follows:

•	Broadband subscription growth from 391,000 subscriptions as of 31 August 2009 to exceed 510,000 subscriptions by 31 August 2010

•	Mild revenue growth

•	EBITDA of HK$477 million, being equal to the total FY2009 EBITDA of HK$508 million minus the gain on extinguishment of 10-year senior notes of HK$31 million

•	Capital expenditure of HK$300-350 million

- End-

Note to Editors

Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this interim results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom/Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong via its own self-built fibre network. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is the fastest growing broadband service provider in Hong Kong. HKBN offers a diversified portfolio of innovative products that service over 1,027,000 subscriptions for broadband, local telephony and IP-TV services. The Company has built a solid market position with top-of-the-line applications and practices enabling it substantial growth. the company takes great pride in developing its 3,000 Talent force into a competitive advantage. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For Enquiries, please contact Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com

Chairman’s Statement

Dear Fellow Shareholders,

The first half’s results have met our expectation. As we had reaffirmed earlier this year, we are on track to reach our full year guidance of core EBITDA at HK$477 million despite pushing for record broadband growth of 119,000 net additions to reach 510,000 subscriptions by 31 August 2010. At this level, I expect this will be more than the total subscription of the 3rd and 4th broadband operators in Hong Kong combined. In fact, I believe we might be the only operator in Hong Kong with net growth in broadband subscription over the past 12 months. Four years into our 10-year journey, we are well on track towards reaching our Big Hairy Audacious Goal (BHAG) of becoming the largest broadband provider in Hong Kong by 2016.

We are 5 years ahead of the game

There is no doubt that our core telecom business is entering into the harvest stage. We still target to have our extensive Fibre-to-the-Building Network covering 1.76 million home passes by August 2010. We shall continue to expand until we reach 2.0 million homes by 2011 and will review our network roll-out investment at that point.

The launch of “FibreHome1000”, our symmetric 1Gbps broadband service at HK$199/month (US$26), places us well above all our competitors, as they are still predominantly using telephone line and Digital Subscriber Line (DSL) technology. I maintain my view that, even if our competitors start to build a similar fibre network now by copying our model, it would still take them at least 5 years, by which time our position will be firmly established. Our commitment and technological advancement had already been well recognized both locally and internationally.

Recently, we received the “Best Fixed-Line & Broadband Carrier” from the regional telecom magazine Telecom Asia.

Competitors’ activity analysis

During the roadshow of issuing the new American Depository Shares (ADSs) in April 2010, many investors asked me why the other operators did not copy our model. I had no definite answer to this, but, our CFO, Mr. NiQ Lai provided one from a professional executive’s point of view. HKBN started the investment 10 years ago, and we did not get a glorious result until 2 years ago. Most CEOs or management team in other companies would probably have been sacked in the middle of such a project before reaching the harvest stage. If you had HK$3 billion, instead of building our Fibre Network, you could have turned around a number of mid-sized profitable real estate projects in the past ten years. Why invested in the broadband business when there were so many other more attractive businesses to make money in Hong Kong? In our case, our decade of focus and persistence is only just being rewarded today. However, now that we have an established “edge”, we believe will be here for the next generation.

World class management team

I would like to take this opportunity to thank our management team, for their dedication in nurturing our Talents. With their efforts, I can see a bright future. I am confident that, our mature and professional team of management will be comparable to any world class multi-national company in a few years’ time.

As the management team is confident of our free cash flow outlook and consistent with our full year dividend policy of paying 50-75% of adjusted free cash flow as dividends, we propose an interim dividend of HK6.5 cents per ordinary share, which is more than double of last year’s interim dividend of HK3 cents per ordinary share.

Wong Wai Kay, Ricky
Chairman
Hong Kong, 25 May 2010